Registration No.333-5086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO
FORM F-6
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts

DASSAULT SYSTÈMES S.A.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

France
(Jurisdiction of Incorporation or organization of Issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)
4 New York Plaza, New York, New York 10004
Tel. No.: (212) 623-0636
(Address, including zip code, and telephone number of depositary's principal offices)

Deborah Dean
Dassault Systèmes Americas Corporation
900 Chelmsford Street Tower 2 Floor 5
Lowell, MA 01851
(978) 442 -2500

(Address, including zip code, and telephone number of agent for service)

With copies to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue
New York, New York 10022

It is proposed that this filing become effective under Rule 466
☒	immediately upon filing	☐	on [date] at [time]
If a separate registration statement has been filed to register the deposited shares, check the following box. 9

The Prospectus consists of the form of American Depositary Receipt (AADR@) included as Exhibit A to the form of Amendment to Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

1.	Name of depositary and principal executive officer	Face, introductory paragraph address of its and final sentence on face.

2.	Title of ADR and identity of deposited securities	Face, top center and introductory paragraph

Terms of Deposit

(i)	The amount of deposited securities represented by one unit of ADRs	Face, upper right corner and introductory paragraph

(ii)	The procedure for voting, if any, the deposited securities	Reverse, paragraph (12)

(iii)	The collection and distribution of dividends	Face, paragraphs (4), (5) and (7); Reverse, paragraph (10)

(iv)	The transmission of notices, reports and proxy soliciting material	Face, paragraphs (3) and (8); Reverse, paragraph (12)

(v)	The sale or exercise of rights	Face, paragraphs (4) and (5);Reverse, paragraph (10)

(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face, paragraphs (4) and (5); Reverse, paragraphs (10) and (13)

(vii)	Amendment, extension or termination of the deposit agreement	Reverse, paragraphs (16) and (17) (no provision for extension)

Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the lists of holders of ADRs	Face, paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face, paragraphs (1), (2), (4) and (5)

	(x)	Limitation upon the liability of the Depositary and/or the Company	Reverse, paragraph (14)

3.	Description of all fees and charges which may be imposed directly or indirectly against the holders of ADRs		Face, paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus

2(b) Statement that the foreign issuer is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Securities and Exchange Commission
Face, paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)   Form of Amended and Restated Deposit Agreement dated as of December 31, 1998 to Deposit Agreement dated as of June 27, 1996 among Dassault Systèmes, S.A., JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"). Previously filed as exhibit (a) to Registration Statement No. 333-5086 and incorporated herein by reference.
(a)(2)   Form of Amendment to Deposit Agreement, including form of ADR. Filed herewith as exhibit (a)(2)

(b)  Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

(c)  Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d)  Opinion of counsel to the Depositary as to the legality of the securities to be registered. Previously filed as exhibit (d) to Registration Statement No. 333-5086 and incorporated herein by reference.

(e)  Certification under Rule 466. - Filed herewith as exhibit (e)

Item 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 18, 2008.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By: JPMORGAN CHASE BANK, N.A., in its capacity as Depositary

By:	/s/ Melinda L. VanLuit
Name: Melinda L. VanLuit Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form F-6 and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Paris, France, on the 28th day of March, 2008.

DASSAULT SYSTÈMES S.A.

By:	/s/ Thibault de Tersant
Name: Thibault de Tersant Title: Senior Executive Vice-President and CFO

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on the 28th day of March, 2008.

Name	Title

/s/Charles Edelstenne	Chairman of the Board
(Charles Edelstenne)

/s/Bernard Charles	President, Chief Executive Officer and Director
(Bernard Charlès)

/s/Thibault de Tersant	Chief Financial Officer and Director
(Thibault de Tersant)

/s/Paul R. Brown	Director
(Paul R. Brown)

/s/Laurent Dassault	Director
(Laurent Dassault)

/s/Bernard Dufau	Director
(Bernard Dufau)

/s/Andre Kudelski	Director
(André Kudelski)

/s/Jean-Pierre Chahid-Nourai	Director
(Jean-Pierre Chahid-Nouraï)

/s/Arnoud De Meyer	Director
(Arnoud De Meyer)

/s/Deborah Dean	Authorized Representative in the United States
(Deborah Dean)

Index to Exhibits

Exhibit Number

(a)(2)	Form of Amendment to Deposit Agreement

(e)	Rule 466 Certification